Dipexium Pharmaceuticals, Inc.

14 Wall Street, Suite 3D

New York, NY 10005

March 15, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Dipexium Pharmaceuticals, Inc.
Registration Statement on Form S-4
Filed on January 25, 2017 and amended on February 28, 2017
File No. 333-213566

Dear Ms. Hayes:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Dipexium Pharmaceuticals, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-4 be accelerated to Friday, March 17, 2017, at 9:00 a.m., EST, or as soon as thereafter practicable.

Any questions should be addressed to Ivan K. Blumenthal, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6784.

Thank you very much.

Very truly yours,

Dipexium Pharmaceuticals, Inc.

/s/ David P. Luci
David P. Luci, Esq.
President and Chief Executive Officer